     As Filed with the Securities and Exchange Commission on July 21, 1997.
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933

                          FIRST MIDWEST BANCORP, INC.
             (Exact name of registrant as specified in its charter)

             Delaware                                 36-3161078
  (State or other jurisdiction                     (I.R.S. Employer
of incorporation or organization)                 Identification No.)

   300 Park Boulevard, Suite 405, Itasca, Illinois 60143-0459, (630) 875-7450
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              Donald J. Swistowicz
                            Executive Vice President
                          First Midwest Bancorp, Inc.
           300 Park Boulevard, Suite 405, Itasca, Illinois 60143-0459
                                 (630) 875-7450
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective Amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------
Title of each class of                            Proposed maximum        Proposed maximum      Amount of
   securities to be            Amount to be        offering price        aggregate offering   registration
     registered                 registered            per share*                price              fee
----------------------------------------------------------------------------------------------------------
Common Stock, no par value... 150,000 shares           $31.75                 $4,762,500        $1,443.18
==========================================================================================================

* Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, based on the average of the high and low prices of the Common Stock on the NASDAQ National Market System as quoted by the Wall Street Journal on July 16, 1997. The Registrant is also registering preferred share purchase rights which are evidenced by the certificates for the Common Stock being registered in a ratio of one preferred share purchase right for each share of Common Stock. The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
===============================================================================
                      There are  25 pages in this filing.
                      Exhibit Index is located on page 19.

                  Subject to Completion, dated July 21, 1997



PROSPECTUS ____________, 1997



                          FIRST MIDWEST BANCORP, INC.

                                150,000 Shares

                                 Common Stock
                               ($.01 par value)



First Midwest Bancorp, Inc. ("First Midwest" or the "Company"), a Delaware corporation and a bank holding company, offers hereby to sell to institutional and accredited investor clients of licensed broker/dealers 150,000 shares, of its $.01 par value Common Stock ("Common Stock"), which is the only class of common stock currently authorized by the Company's Restated Certificate of Incorporation. All of the shares being offered hereby are being sold by the Company. The Common Stock is quoted on the NASDAQ National Market System under the symbol "FMBI". On July 16, 1997 the last sale price of the Common Stock as reported on the NASDAQ National Market System was $31.75 per share. See "Price Range of Common Stock."

See "Investment Considerations" for a discussion of certain information that should be considered by prospective investors.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THESE SECURITIES ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION.


========================================================================
                                   Price to    Distribution  Proceeds to
                                    Public      Expenses*      Company
------------------------------------------------------------------------

Per Share.......................    $ 31.75        $ .46       $ 31.29
------------------------------------------------------------------------
Total...........................   $4,762,500     $68,443     $4,694,057
========================================================================

* Includes distribution expenses to be paid to broker/dealers.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                               PROSPECTUS SUMMARY

     The following is a summary of certain information contained elsewhere in this Prospectus. The summary is not complete and is qualified in its entirety by more detailed information contained elsewhere in this Prospectus and particularly in specific sections referred to below. Prospective purchasers of the shares of Common Stock offered hereby should carefully consider, among other things, the information set forth under the heading "Investment Considerations".

                                  The Company

     The Company is a Delaware corporation that was incorporated in 1982 for the purpose of becoming a multi-bank holding company. The subsidiaries ("Affiliates") of the Company include a commercial bank that is a national banking association, three nonbank Affiliates that offer trust, investment advisory, mortgage banking and credit life insurance related services in the same markets served by the bank. The Company, headquartered in the Chicago suburb of Itasca, Illinois, is Illinois' third largest publicly traded bank holding company with assets of approximately $3.0 billion at March 31, 1997.

     The Company's national bank affiliate, First Midwest Bank, National Association (the "Bank"), is engaged in the general commercial banking business which embraces all the usual functions of commercial and retail banking, including: accepting deposits; commercial and industrial, consumer and real estate lending; collections; safe deposit box operations; and other banking services tailored for individual, commercial and industrial and governmental customers. The Bank operates 50 banking offices in northern Illinois with approximately 80% of its banking assets located in the suburban metropolitan Chicago area. Another approximate 13% of the Bank's assets are located in the "Quad-Cities" area of Western Illinois which includes the Illinois cities of Moline and Rock Island and the Iowa cities of Davenport and Bettendorf. The remaining assets of the Bank are located in the southeastern region of Illinois in Vermilion and Champaign counties. In each of the primary markets in which the Bank operates, it ranks among the top five banking institutions in market share of deposits.

     First Midwest Trust Company, N.A. (the "Trust Company") provides trust and investment management services to its clients, acting as executor, administrator, trustee, agent, and in various other fiduciary capacities. As of March 31, 1997, the Trust Company had approximately $1.4 billion in trust assets under management, comprised of accounts ranging from small personal investment portfolios to large corporate employee benefit plans.

     First Midwest Insurance Company operates as a reinsurer of credit life, accident and health insurance sold through the Bank, primarily in conjunction with its consumer lending operations.

     First Midwest Mortgage Corporation (the "Mortgage Corporation") performs centralized residential real estate mortgage loan origination, sales and servicing operations previously conducted by the Bank.

     The Company's office is located at 300 Park Boulevard, Suite 405, Itasca, Illinois, 60143-0459, and its telephone number is (630) 875-7450.

                              Pending Acquisition

     The Company has entered into a definitive agreement to acquire SparBank, Inc. ("SparBank"), the holding company of McHenry State Bank ("MSB") which is headquartered in McHenry, Illinois. MSB had total assets of approximately $444 million as of March 31, 1997.

     Pursuant to the acquisition, to be accounted for as a pooling of interests, SparBank stockholders will receive 21.72 shares of the Company's Common Stock for each share of SparBank common stock in a tax-free exchange. Based on the current market price of the Company's stock the transaction value of the acquisition approximates $105 million. See "Recent Developments" located on Page 9 of this Prospectus for additional information with respect to such acquisition.

                                  The Offering

Common Stock offered by the Company.............................150,000 shares
Common Stock outstanding after the offering.............16,790,775 /(1) shares
Use of Proceeds.....................................General corporate purposes
NASDAQ National Market System Symbol..................................... FMBI

--------------------------------------

(1) Excludes 689,870 shares of Common Stock issuable upon the exercise of vested stock options outstanding under the Company's Stock Option Plan at July 16, 1997 and 3,230,769 shares of Common Stock issuable upon the consummation of the acquisition of SparBank.

                     Selected Consolidated Financial Data
             (dollar amounts in thousands, except per share data)

The following table sets forth selected financial data of the Company and its affiliates on a consolidated basis for the periods indicated:


                                          Quarters
                                       ended March 31,                            Years ended December 31,
                                   -----------------------   -------------------------------------------------------------------
                                      1997         1996         1996          1995          1994          1993          1992
                                   ----------   ----------   ----------   ----------     ----------    ----------    -----------
Operating Results

Interest income..................  $   57,899   $   59,183   $   237,171   $   245,187   $   205,359   $   183,952   $   186,943
Interest expense.................      26,608       29,783       114,422       126,620        90,792        73,174        84,247
Net interest income..............      31,291       29,400       122,749       118,567       114,567       110,778       102,696
Provision for loan losses........       2,078          859         7,469        11,334         8,543        11,497        15,608
Noninterest income...............       8,461        6,910        31,433        30,835        28,201        30,918        32,475
Noninterest expense..............      23,769       23,477        94,040        94,070        93,808        94,038        90,821
Special nonrecurring items.......         --          (324)          287         3,529         3,900           --           --
Income tax expense...............       5,179        4,373        18,670        14,784        13,359        11,933         8,840
Net income.......................       8,726        7,925        33,716        25,685        23,158        24,228        19,902
Net income - before special
 nonrecurring items (1)..........       8,726        7,727        33,488        28,861        25,537        24,228        19,902
================================================================================================================================

Per Share Data

Net income.......................  $     0.52   $     0.46   $      1.97   $      1.51   $      1.37   $      1.41   $      1.14
Net income-before special
 nonrecurring items (1)..........        0.52         0.45          1.96          1.70          1.51          1.41          1.14
Cash dividends declared..........        0.20         0.17          0.70          0.61          0.54          0.48          0.42
Book value at period end.........       15.46        14.71         15.50         14.58         12.32         12.99         11.91
Book value at period end,
 as adjusted (2).................       15.66        14.75         15.53         14.54         13.55         12.74         11.91
Market value at period end.......       29.75        22.63         32.63         23.13         19.19         20.19         15.63
================================================================================================================================

Performance Ratios

Return on average equity.........      13.66%       12.66%        13.17%        11.02%        10.87%        11.44%        10.07%
Return on average equity-before
 special nonrecurring items (1)..      13.66%       12.35%        13.08%        12.38%        11.99%        11.44%        10.07%
Return on average assets.........       1.17%        1.02%         1.09%         0.81%         0.78%         0.90%         0.81%
Return on average assets-before
 special nonrecurring items (1)..       1.17%        0.99%         1.08%         0.91%         0.86%         0.90%         0.81%
Net interest margin - tax
 equivalent......................       4.57%        4.13%         4.33%         4.04%         4.17%         4.53%         4.68%
Dividend payout ratio............      36.45%       39.24%        35.74%        40.26%        39.71%        34.04%        36.49%
Equity to average assets ratio ..       8.59%        8.03%         8.24%         7.33%         7.14%         7.87%         8.08%
================================================================================================================================

                                           March 31,                                   December 31,
                                   -----------------------   -------------------------------------------------------------------
                                      1997         1996         1996          1995          1994          1993          1992
                                   ----------   ----------   ----------   ----------     ----------    ----------    -----------
Balance Sheet Highlights

Total assets........................ $3,011,748 $3,147,211   $3,119,238   $3,207,297   $3,101,030     $2,885,354     $2,504,148
Loans...............................  2,058,677  1,939,500    2,085,277    2,085,604    1,896,936      1,699,065      1,564,521
Deposits............................  2,269,264  2,248,977    2,260,667    2,272,058    2,133,526      2,066,742      2,012,063
Stockholders' equity................    258,089    251,785      262,140      249,233      208,167        219,818        207,198
===============================================================================================================================

(1) First quarter 1996 excludes $198, or $.01 per share (after tax) from acquisition credits. 1996 year end excludes $228, or $.01 per share (after tax) from acqusition credits, net of a one time SAIF assessment. 1995 excludes $3,176, or $.19 per share (after tax) in acquisition expenses, net of restructure credits and acquistion related provisions for loan losses. 1994 excludes $2,379, or $.14 per share (after tax) in restructure expenses.

(2) Excludes the after-tax unrealized net appreciation/depreciation on securities available for sale existent as of the end of the period indicated.

                           INVESTMENT CONSIDERATIONS

     Prospective purchasers should consider carefully the following factors associated with the ownership of the Common Stock together with the other information contained in this Prospectus.

      Competition. Illinois, and more specifically the metropolitan Chicago area, is a highly competitive market for banking and related financial services. Since this area is the Company's focus market, the Bank and Mortgage Corporation are exposed to varying types and levels of competition from associated industries. In general, however, the Bank and Mortgage Corporation compete with other banking institutions, savings and loan associations, personal loan and finance companies, and credit unions within its market areas. The Trust Company competes with retail and discount stock brokers, investment advisors, mutual funds, insurance companies, and to a lesser extent, financial institutions. Factors influencing the type of competition experienced by the Trust Company generally involve the variety of products and services that can be offered to clients. Satisfying the needs of the client, in terms of providing quality services and tailored products at competitive prices, primarily dictates the competitive advantage within the industry.

     Loan Portfolio Risks. Inherent in the Company's banking operations are risks associated with the loan portfolio, including credit, interest rate, prepayment and liquidity risk. The Company manages such risks through adherence to policies and procedures designed to control and/or limit risk, such as underwriting and asset/liability policies and procedures as well as a detailed loan rating system used in conjunction with independent credit reviews performed by its loan review staff. Further, loan loss reserve policies provide Management with recommended levels of loan reserves, mitigating the financial statement impact of unforeseen future losses on loans. Overall loan portfolio risk inherent in the Company's loan portfolio is not believed by Management to be in excess of risks experienced by others in the same or similar industry.

     Impact of Interest Rate Changes. Interest rate risk is an inherent part of the banking business as financial intermediaries garner deposits and borrow other funds to finance earning assets. Risk results when either contractual relationships or prevailing market conditions cause rates paid on deposits and other borrowings to reprice on a basis which does not coincide with the repricing events affecting yields on earning assets. If more assets than liabilities reprice in a given time period, the balance sheet is considered asset-sensitive. In a rising interest rate environment, this position would generally result in favorable growth in net interest income, and in a declining interest rate environment, net interest income would be adversely affected. Conversely, if more liabilities than assets reprice, the balance sheet is considered liability-sensitive. In a rising rate environment, this position would generally result in an adverse effect on net interest income, and in a declining interest rate environment the effect would be favorable.

     Economic Conditions and Monetary Policies. Conditions beyond Management's control may have a significant impact on changes in net interest income from one period to another. Examples of such conditions could include: (a) the strength of credit demands by customers; (b) fiscal and debt management policies of the federal government, including changes in tax laws; (c) the Federal Reserve Board's monetary policy, including the percentage of deposits that must be held in the form of non-earning cash reserves; (d) the introduction and growth of new investment instruments and transaction accounts by non-bank financial competitors; and (e) changes in rules and regulations governing payment of interest on deposit accounts.

     Government Regulation. The Company and its Affiliates are subject to regulation and supervision by various governmental regulatory authorities including, but not limited to, the Federal Reserve Board, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation (the "FDIC"), the Illinois Commissioner of Banks and Real Estate, the Arizona Department of Insurance, the Internal Revenue Service and state taxing authorities. Financial institutions and their holding companies are extensively regulated under federal and state law.

     Federal and state laws and regulations generally applicable to financial institutions, such as the Company and the Affiliates, regulate, among other things, the scope of business, investments, reserves against deposits, capital levels relative to operations, the nature and amount of collateral for loans, the establishment of branches, mergers, consolidations and dividends. This supervision and regulation is intended primarily for the protection of the FDIC's bank and savings association insurance funds and depositors of a financial institution. Consequently, laws and regulations may impose limitations on the Company that may not be in the best interests of the Company and its stockholders. The effect of such statutes, regulations and policies can be significant, and cannot be predicted with a high degree of certainty.

          FDIC Insurance Premiums. The deposits of the Company and SparBank are insured up to $100,000 per insured member (as defined by law and regulation) by the FDIC with such insurance backed by the full faith and credit of the United States government. The Company's and SparBank's deposits are dominantly insured by the Bank Insurance Fund ("BIF") while certain deposits of the Company are insured by the Savings Association Insurance Fund ("SAIF"), both of which are administered by the FDIC.

          As insurer, the FDIC assesses deposit insurance premiums and is authorized to conduct examinations of, and require reporting by, FDIC-insured institutions. Deposit insurance premiums are assessed through a risk-based system under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums based upon their level of capital and supervisory evaluation. Institutions assigned higher risk classifications pay deposit insurance premiums at a higher rate than the institutions assigned lower risk classifications.

          The 1997 annual deposit insurance premium established by the FDIC for the Company's and SparBank's BIF assessable deposits is set at 0%, reflecting the lowest premium assessment as both financial institutions are classified as well-capitalized. Further, as a result of the special assessment on SAIF deposits required by the Deposit Insurance Funds Act of 1996, the SAIF was recapitalized on October 1, 1996. Accordingly, no premium assessments are imposed on the Company's SAIF deposits for 1997. It is unknown whether such assessments will change in future periods.

          For 1997, the Company and SparBank will pay premium assessments on both its BIF and SAIF deposits in order to service the interest on the Financing Corporation ("FICO") bond obligations which were used to finance the cost of "thrift bailouts" in the 1980's. The FICO assessment rates on BIF assessable deposits were set at $.01296 and $.0126 per $100 of insured deposits for the 1997 first and second semi-annual periods, respectively, and $.0648 and $.0630 per $100 in deposits for SAIF assessable deposits. These rates may be adjusted quarterly to reflect changes in assessment basis for the BIF and SAIF. By law, the FICO rate on BIF assessable deposits must be 1/5 of the rate on SAIF assessable deposits until the insurance funds are merged or until January 1, 2000, which ever occurs first.

          Acquisition Charge. On or about September 30, 1997, the Company will consummate its earlier-announced acquisition of SparBank (see "Pending Acquisition" located on page 4). Incident to such acquisition, the Company expects to record an acquisition charge (currently estimated to be approximately $6.5 million). The actual acquisition charge will be determined and recorded in the quarter in which the acquisition is consummated. Information with respect to the financial condition and results of operations for SparBank, including proforma financial statements of the Company reflecting such acquisition, is located beginning on page 9 of this Prospectus under the section entitled "Recent Developments".

          Anti-Takeover Provisions. The Company has taken a number of actions which could have the effect of discouraging a takeover attempt that might be beneficial to stockholders who wish to receive a premium for their shares from a potential bidder. The Company has adopted a stockholder rights plan which would cause substantial dilution to a person who attempts to acquire the Company on terms not approved by the Company's Board of Directors. The stockholder rights plan may therefore have the effect of delaying or preventing any change in control and deterring any prospective acquisition of the Company. The Company's Restated Certificate of Incorporation and By-laws also contain provisions which may have the effect of delaying or preventing a change in control. The provisions include: (i) the classification of the Board of Directors; (ii) the restriction that directors can only be removed for cause and only by a majority of the directors or by the vote of persons holding 67% of the voting securities of the Company; (iii) the authority of the Board of Directors to issue series of preferred stock with such voting rights and other provisions as the Board of Directors may determine; (iv) a super-majority voting requirement to approve mergers in certain business combinations; and (v) a super-majority voting requirement to amend provisions of the Restated Certificate of Incorporation and By-laws relating to the classification of the Board and removal of directors. In addition, Section 203 of the Delaware General Corporation Law may have the effect of discouraging takeover attempts directed at the Company. Furthermore, employment agreements with certain senior executives of the Company provide for severance pay in the event of a "Change of Control" of the Company as such term is defined in such agreements.

                                USE OF PROCEEDS

          The Company expects to receive approximately $4.6 million from the sale of 150,000 shares of Common Stock in this Offering, after deducting estimated expenses. It is anticipated that the Company will use the net proceeds, including interest thereon, for general corporate purposes, including working capital and possible future acquisitions. Pending such use the net proceeds will be invested in short term discretionary investments. The Company presently has no agreements, commitments, understandings or arrangements for the use of the proceeds for acquisition purposes.

                          PRICE RANGE OF COMMON STOCK

          The Company's Common Stock is quoted on the NASDAQ National Market System under the symbol "FMBI". The following table sets forth the high and low sales prices per share of the Common Stock as reported on the NASDAQ National Market System for the periods indicated:

                                                 High    Low
                                                ------  ------
     1995:
       First Quarter..........................  $20.38  $18.63
       Second Quarter.........................   19.81   18.81
       Third Quarter..........................   23.81   19.38
       Fourth Quarter.........................   23.81   22.38
     1996:
       First Quarter..........................  $24.00  $21.38
       Second Quarter.........................   23.38   22.19
       Third Quarter..........................   24.38   21.38
       Fourth Quarter.........................   33.00   23.81
     1997:
       First Quarter..........................  $32.50  $29.38
       Second Quarter.........................   33.50   29.50
       Third Quarter (through July 16, 1997)..   33.38   31.25
                                                ======  ======

     As of June 30, 1997, there were 2,872 stockholders of record of the Common Stock. On July 16, 1997, the last reported sales price for the Common Stock on the NASDAQ National Market System was $31.75 per share.


                                DIVIDEND POLICY

          The Company believes that is has a responsibility to reward its stockholders with a meaningful current return on their investment and, as part of the Company's dividend policy, the Board of Directors reviews the Company's dividend payout ratio periodically to ensure that it is consistent with internal capital guidelines and industry standards. As a result of improved performance from operations, the Company's Board of Directors has increased the quarterly dividend five times during the last four years including twice in 1996. Additionally, at its November 1996 meeting, the Board also declared a 5-for-4 stock split effected in the form of a stock dividend which was paid in December 1996. The following table summarizes the dividend increases declared during the years 1994 through 1996:

                                    Quarterly Rate
                         Date        Per Share *    % Increase
                    --------------  --------------  -----------
                    November 1996        $.20           18%
                    February 1996        $.17           13%
                    February 1995        $.15           15%
                    February 1994        $.13           13%

            * Adjusted for the 5-for-4 stock split paid in December 1996.

                         PROFORMA FINANCIAL INFORMATION

     Pending Acquisitions and Proforma Condensed Consolidated Financial Information. Pursuant to the acquisition of SparBank, as discussed on page 4, the following unaudited proforma condensed consolidated financial statements of the Company have been presented. Such financial statements give effect to the sale of shares of Common Stock offered by the Company hereby and the proposed acquisition of all of the issued and outstanding capital stock of SparBank, is expected to be accounted for using the pooling of interests method of accounting. The number of shares of Common Stock of the Company reflected as being issued and the net proceeds to be realized from the offering as presented in the proforma financial statements assume the estimated net proceeds to the Company of approximately $31.29 per share after the deduction of estimated expenses.

     The following proforma condensed consolidated financial statements are not necessarily indicative of the financial position or the results of operations of the consolidated entities as they may be in the future or as they might have been had the offering and the acquisition been consummated as of the beginning of the period covered. All financial information is presented in thousands of dollars, except per share data.

First Midwest Bancorp, Inc. and SparBank, Inc.
Proforma Condensed Statement of Condition

                                                                    March 31, 1997
                                                  --------------------------------------------------
                                                       Historical
                                                  -------------------     Proforma         Proforma
     Assets                                        Company   SparBank    Adjustments      Consolidated
                                                  ---------  ---------   -----------     -------------
Cash and due from banks.........................  $  134,980   $  8,905    $ 4,694 /(1)/    $  142,079
                                                                            (6,500)/(2)/
Funds sold and other short-term investments.....      11,521        ---        ---               11,521
Securities available for sale...................     699,990    154,173        ---              854,163
Securities held to maturity.....................      19,621        ---        ---               19,621
Loans...........................................   2,058,677    269,275        ---            2,327,952
Reserve for loan losses.........................     (33,747)    (2,097)       ---              (35,844)
                                                  ----------   --------    -------           ----------
 Net Loans......................................   2,024,930    267,178        ---            2,292,108
                                                  ----------   --------    -------           ----------

Premises, furniture and equipment...............      49,597      9,624        ---               59,221
Accrued interest receivable and other assets....      71,109      4,807        ---               75,916
                                                  ----------   --------    -------           ----------
 Total Assets...................................  $3,011,748   $444,687    $(1,806)          $3,454,629
                                                  ==========   ========    =======           ==========

Liabilities and Stockholders' Equity
Deposits........................................  $2,269,264   $369,208    $   ---           $2,638,472
Short-term borrowings...........................     451,018     19,752        ---              470,770
Accrued interest payable and other liabilities..      33,377      4,428     (1,365)/(2)/         36,440
                                                  ----------   --------    -------           ----------
 Total liabilities..............................   2,753,659    393,388     (1,365)           3,145,682
                                                  ----------   --------    -------           ----------

Stockholders' equity............................     261,381     50,451      4,694 /(1)/       311,391
                                                                            (5,135)/(2)/
Unrealized net appreciation (depreciation) on
 securities available for sale /(3)/............      (3,292)       848        ---              (2,444)
                                                  ----------   --------    -------           ---------
 Total Stockholders' Equity.....................     258,089     51,299       (441)            308,947
                                                  ----------   --------    -------           ---------
 Total Liabilities and Stockholders' Equity.....  $3,011,748   $444,687    $(1,806)         $3,454,629
                                                  ==========   ========    =======          ==========

------------------

/(1)/ Reflects the net proceeds of the Common Stock being issued by the Company hereby assuming 150,000 shares are issued at $31.75 per share, net of expenses incurred.

/(2)/ Reflects the estimated acquisition charge ($6,500) and related tax benefit ($1,365) to be recorded incident to the Company's pending acquisition of SparBank. Such estimated charge includes severance and related costs, contract termination fees, legal and accountants fees and other costs necessary to consummate the acquisition.

/(3)/ Represents the difference, after tax, between the amortized cost and market value of securities available for sale.

First Midwest Bancorp, Inc. and SparBank, Inc.
Proforma Condensed Statements of Income

                                                                            Quarter ended March 31, 1997
                                                               ------------------------------------------------------
                                                                     Historical
                                                               -----------------------     Proforma        Proforma
                                                                 Company      SparBank    Adjustments    Consolidated
                                                               -----------    --------    -----------    ------------
Interest Income
Interest and fees on loans ................................    $    45,525     $5,496        $  --        $    51,021
Interest on securities ....................................         11,989      2,394           --             14,383
Interest on funds sold and other short-term investments ...            385          6           --                391
                                                               -----------     ------        -----        -----------
    Total interest income .................................         57,899      7,896           --             65,795
                                                               -----------     ------        -----        -----------
Interest Expense
Interest on deposits ......................................         20,321      3,540           --             23,861
Interest on short-term borrowings .........................          6,287        282          (63)/(1)/        6,506
                                                               -----------     ------        -----        -----------
    Total interest expense ................................         26,608      3,822          (63)            30,367
                                                               -----------     ------        -----        -----------
    Net interest income ...................................         31,291      4,074           63             35,428
Provision for Loan Losses .................................          2,078         30           --              2,108
                                                               -----------     ------        -----        -----------
    Net interest income after provision for loan losses ...         29,213      4,044           63             33,320
                                                               -----------     ------        -----        -----------
Noninterest Income ........................................          8,461        875           --              9,336
Noninterest Expense .......................................         23,769      2,668           --             26,437
                                                               -----------     ------        -----        -----------
    Income before income tax expense ......................         13,905      2,251           63             16,219
Income Tax Expense ........................................          5,179        568           25/(1)/         5,772
                                                               -----------     ------        -----        -----------
    Net Income ............................................    $     8,726     $1,683        $  38        $    10,447
                                                               ===========     ======        =====        ===========
    Net Income Per Share ..................................    $      0.52                                $      0.52
                                                               ===========                                ===========
    Weighted Average Shares Outstanding ...................     16,767,413                                 20,148,182
                                                               ===========                                ===========

                                                                            Quarter ended March 31, 1996
                                                               ------------------------------------------------------
                                                                     Historical
                                                               -----------------------     Proforma        Proforma
                                                                 Company      SparBank    Adjustments    Consolidated
                                                               -----------    --------    -----------    ------------
Interest Income
Interest and fees on loans ................................    $    46,194     $5,736        $  --        $    51,930
Interest on securities ....................................         12,228      2,134           --             14,362
Interest on funds sold and other short-term investments ...            761         42           --                803
                                                               -----------     ------        -----        -----------
    Total interest income .................................         59,183      7,912           --             67,095
                                                               -----------     ------        -----        -----------
Interest Expense
Interest on deposits ......................................         21,436      3,812           --             25,248
Interest on short-term borrowings .........................          8,347        257          (65)/(1)/        8,539
                                                               -----------     ------        -----        -----------
    Total interest expense ................................         29,783      4,069          (65)            33,787
                                                               -----------     ------        -----        -----------
    Net interest income ...................................         29,400      3,843           65             33,308
Provision for Loan Losses .................................            859         30           --                889
                                                               -----------     ------        -----        -----------
    Net interest income after provision for loan losses ...         28,541      3,813           65             32,419
                                                               -----------     ------        -----        -----------
Noninterest Income ........................................          6,910        779           --              7,689
Noninterest Expense .......................................         23,153      2,618           --             25,771
                                                               -----------     ------        -----        -----------
    Income before income tax expense ......................         12,298      1,974           65             14,337
Income Tax Expense ........................................          4,373        434           27/(1)/         4,832
                                                               -----------     ------        -----        -----------
    Net Income ............................................    $     7,925     $1,540        $  40        $     9,505
                                                               ===========     ======        =====        ===========
    Net Income Per Share ..................................    $      0.46                                $      0.46
                                                               ===========                                ===========
    Weighted Average Shares Outstanding ...................     17,120,023                                 20,500,792
                                                               ===========                                ===========

/(1)/ Represents estimated interest expense reduction and related tax expense incurred assuming deployment of the net proceeds of 150,000 shares of Common Stock being issued by the Company; such interest on proceeds was calculated based upon interest and tax rates in effect for each period presented.

First Midwest Bancorp, Inc. and SparBank, Inc.
Proforma Condensed Statements of Income

                                                                Year ended December 31, 1996
                                          ------------------------------------------------------------
                                                 Historical
                                          -------------------------    Proforma            Proforma
Interest Income                              Company     SparBank    Adjustments         Consolidated
                                          -----------  ----------    -----------         ------------
Interest and fees on loans............    $   180,759    $ 22,744         $  ---          $   203,503
Interest on securities................         53,141       9,256            ---               62,397
Interest on funds sold and
 other short-term investments.........          3,271         171            ---                3,442
                                          -----------    --------         ------          -----------
 Total interest income................        237,171      32,171            ---              269,342
                                          -----------    --------         ------          -----------

Interest Expense
Interest on deposits..................         85,247      14,894            ---              100,141
Interest on short-term borrowings.....         29,175       1,051           (256) /(1)/        29,970
                                          -----------    --------         ------          -----------
 Total interest expense...............        114,422      15,945           (256)             130,111
                                          -----------    --------         ------          -----------
 Net interest income..................        122,749      16,226            256              139,231

Provision for Loan Losses.............          7,469         320            ---                7,789
                                          -----------    --------         ------          -----------
 Net interest income after provision
  for loan losses.....................        115,280      15,906            256              131,442
                                          -----------    --------         ------          -----------
Noninterest Income....................         31,433       2,317            ---               33,750
Noninterest Expense...................         94,327      10,407            ---              104,734
                                          -----------    --------         ------          -----------
 Income before income tax expense.....         52,386       7,816            256               60,458
Income Tax Expense....................         18,670       1,661            100  /(1)/        20,431
                                          -----------    --------         ------          -----------
 Net Income...........................    $    33,716    $  6,155         $  156          $    40,027
                                          ===========    ========         ======          ===========
 Net Income Per Share.................          $1.97                                           $1.96
                                          ===========                                     ===========
 Weighted Average Shares Outstanding..     17,083,176                                      20,463,945
                                          ===========                                     ===========

                                                                Year ended December 31, 1996
                                          ------------------------------------------------------------
                                                 Historical
                                          -------------------------    Proforma            Proforma
Interest Income                              Company     SparBank    Adjustments         Consolidated
                                          -----------  ----------    -----------         ------------
Interest and fees on loans............    $   181,865    $ 22,530         $  ---          $   204,395
Interest on securities................         60,832       8,316            ---               69,148
Interest on funds sold and
 other short-term investments.........          2,490         182            ---                2,672
                                          -----------    --------         ------          -----------
 Total interest income................        245,187      31,028            ---              276,215
                                          -----------    --------         ------          -----------

Interest Expense
Interest on deposits..................         82,564      15,038            ---               97,602
Interest on short-term borrowings.....         44,056         634           (281) /(1)/        44,409
                                          -----------    --------         ------          -----------
 Total interest expense...............        126,620      15,672           (281)             142,011
                                          -----------    --------         ------          -----------
 Net interest income..................        118,567      15,356            281              134,204

Provision for Loan Losses.............         11,334         120            ---               11,454
                                          -----------    --------         ------          -----------
 Net interest income after provision
  for loan losses.....................        107,233      15,236            281              122,750
                                          -----------    --------         ------          ------------
Noninterest Income....................         30,835       2,349            ---               33,184
Noninterest Expense...................         97,599      10,484            ---              108,083
                                          -----------    --------         ------          -----------
 Income before income tax expense.....         40,469       7,101            281               47,851
Income Tax Expense....................         14,784       1,382            110  /(1)/        16,276
                                          -----------    --------         ------          -----------
 Net Income...........................    $    25,685    $  5,719         $  171          $    31,575
                                          ===========     =======         ======          ===========
 Net Income Per Share.................          $1.51                                           $1.50
                                          ===========                                     ===========
 Weighted Average Shares Outstanding..     16,998,583                                      20,379,352
                                          ===========                                     ===========

/(1)/ Represents estimated interest expense reduction and related tax expense incurred assuming deployment of the net proceeds of 150,000 shares of Common Stock being issued by the Company; such interest on proceeds was calculated based upon interest and tax rates in effect for each period presented.

First Midwest Bancorp, Inc. and SparBank, Inc.
Proforma Condensed Statement of Income

                                                              Year ended December 31, 1994
                                             ----------------------------------------------------------------
                                                      Historical
                                             ----------------------------        Proforma          Proforma
Interest Income                                 Company        SparBank        Adjustments       Consolidated
                                             ------------    ------------      -----------       ------------
Interest and fees on loans............        $   150,306        $21,797          $ ---           $   172,103
Interest on securities................             53,281          8,006            ---                61,287
Interest on funds sold and
 other short-term investments.........              1,772             49            ---                 1,821
                                              -----------        -------          -----          ------------
 Total interest income................            205,359         29,852            ---               235,211
                                              -----------        -------          -----          ------------

Interest Expense
Interest on deposits..................             61,541         12,394            ---                73,935
Interest on short-term borrowings.....             29,251            503           (203)/(1)/          29,551
                                              -----------        -------          -----          ------------
 Total interest expense...............             90,792         12,897           (203)              103,486
                                              -----------        -------          -----          ------------
 Net interest income..................            114,567         16,955            203               131,725

Provision for Loan Losses.............              8,543            110            ---                 8,653
                                              -----------        -------          -----          ------------
 Net interest income after provision
  for loan losses.....................            106,024         16,845            203               123,072
                                              -----------        -------          -----          ------------

Noninterest Income....................             28,201          1,943            ---                30,144

Noninterest Expense...................             97,708         10,662            ---               108,370
                                              -----------        -------          -----          ------------

 Income before income tax expense.....             36,517          8,126            203                44,846
Income Tax Expense....................             13,359          1,809             79/(1)/           15,247
                                              -----------        -------          -----          ------------

 Net Income...........................        $    23,158        $ 6,317          $ 124           $    29,599
                                              ===========        =======          =====           ===========
 Net Income Per Share.................        $      1.37                                         $      1.46
                                              ===========                                         ===========
 Weighted Average Shares Outstanding..         16,846,103                                          20,226,872
                                              ===========                                         ===========

/(1)/ Represents estimated interest expense reduction and related tax expense incurred assuming deployment of the net proceeds of 150,000 shares of Common Stock being issued by the Company; such interest on proceeds was calculated based upon interest and tax rates in effect for each period presented.

                              PLAN OF DISTRIBUTION

       The Company intends to offer and sell the Common Stock primarily to institutional and accredited investors through either direct sales to such investors or to or through a licensed broker dealer(s). To the extent some or all of the Common Stock is sold to or through a licensed broker dealer(s), such broker dealer(s) may retain some or all of the offered shares for its own account. The purchase price to be paid by the broker dealer(s) will be a negotiated price no higher than the lowest closing bid reported by NASDAQ. Resales by the broker dealer(s) may be made from time to time at prevailing market prices or at negotiated prices.

                                 LEGAL MATTERS

       The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Hinshaw & Culbertson, Chicago, Illinois.

                                    EXPERTS

       The consolidated financial statements of First Midwest Bancorp, Inc. appearing in First Midwest Bancorp Inc's. Annual Report (Form 10-K) for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

       The consolidated financial statements of the Company as of December 31, 1995 and for each of the years in the two-year period ended December 31, 1995 have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, which report is incorporated by reference herein upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

       The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the"Commission") (File Number 0-10967). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission, at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the Commission at the following locations; Seven World Trade Center, Suite 1300, New York, New York, 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the Commission maintains a Website (http://www.sec.gov) that contains certain reports, proxy statements and other information regarding the Company.

       This Prospectus constitutes a part of a Registration Statement filed by the Company with the Commission under the Securities Act of 1933, as amended . This prospectus does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company. Any statements contained herein concerning the provisions of any contract, agreement or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

       The following documents which have heretofore been filed by the Company with the Commission are incorporated by reference in this Prospectus.

       1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.

       2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.

       3. The Company's Current Reports on Form 8-K dated February 11, 1997 and June 30, 1997.

       4. The description of the Common Stock, $.01 par value, and Preferred Stock purchase rights associated with the Common Stock of the Company, no par value, as contained in the Company's Registration Statement on Form 8-A, dated February 17, 1989, as amended by subsequently filed reports on Form 8-A.

       All documents filed by the Company with the Commission pursuant to
     Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made by this Prospectus shall be deemed to be incorporated herein by reference and to be a part hereof. Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part of this Prospectus, except as so modified or superseded.

       This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. Such documents (other than exhibits to such documents unless such exhibits are specifically incorporated by reference) are available to any person, including any beneficial owner, to whom this Prospectus is delivered, on written or oral request, without charge, directed to First Midwest Bancorp, Inc. at its principal executive offices, 300 Park Boulevard, Suite 405, Itasca, Illinois 60143-0459, Attention: Corporate Communications Director (630) 875-7450.

==================================================      =====================================

     No dealer, salesperson or other person has
been authorized to give any information or to                      150,000 Shares
make any representations not contained or
incorporated by reference in this Prospectus, and,
if given or made, such information or                        First Midwest Bancorp, Inc.
representations must not be relied upon as having
been authorized by the Company.  This                               Common Stock
Prospectus does not constitute an offer to sell or
solicitation of an offer to buy to any person in
any jurisdiction where such an offer or
solicitation would be unlawful.  Neither the
delivery of this Prospectus nor any sale made
hereunder shall, under any circumstances, create
an implication that the information contained
herein is current as of any time subsequent to the
date hereof.







                                                                  -------------------

                                                                       PROSPECTUS

                                                                  -------------------










    _______________________________

           TABLE OF CONTENTS

                                    Page
                                    ----
Prospectus Summary .................  3
Investment Considerations ..........  6
Use of Proceeds.....................  8
Price Range of Common stock ........  8
Dividend Policy ....................  8
Recent Developments ................  9
Plan of Distribution ............... 13
Legal Matters ...................... 13                           July __, 1997
Experts ............................ 13
Available Information .............. 13
Incorporation of Certain Documents
by Reference ....................... 13

==================================================      =====================================

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

     Item 14. Other Expenses of Issuance and Distribution

     Estimated expenses in connection with the issuance and distribution of the Common Stock are as follows:

       Registration fee - Securities and Exchange Commission..........   $1,443
       Printing of Registration Statement and Prospectus..............      750
       Attorneys' fees and expenses...................................    5,000
       Accountants' fees and expenses.................................    5,000
       Miscellaneous distribution expenses............................   56,250
                                                                        -------
       Total .........................................................  $68,443
                                                                        =======

     Item 15. Indemnification of Directors and Officers

       Under Delaware law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to an action (other than an action by or in the right of the corporation) by reason of his service as a director or officer of the corporation, or his service, at the corporation's request, as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees) that are actually and reasonably incurred by him ("Expenses"), and judgments, fines and amounts paid in settlement that are actually and reasonably incurred by him, in connection with the defense or settlement of such action, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. Although Delaware law permits a corporation to indemnify any person referred to above against Expenses in connection with the defense or settlement of an action by or in the right of the corporation, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, if such person has been judged liable to the corporation, indemnification is only permitted to the extent that the Court of Chancery (or the court in which the action was brought) determines that, despite the adjudication of liability, such person is entitled to indemnity for such Expenses as the court deems proper. The determination as to whether a person seeking indemnification has met the required standard of conduct is to be made (1) by a majority vote of a quorum of disinterested members of the board of directors, or (2) by independent legal counsel in a written opinion, if such a quorum does not exist or if the disinterested directors so direct, or (3) by the stockholders. The General Corporation Law of the State of Delaware also provides for mandatory indemnification of any director, officer, employee or agent against Expenses to the extent such person has been successful in any proceeding covered by the statute. In addition, the General Corporation Law of the State of Delaware provides the general authorization of advancement of a director's or officer's litigation expenses in lieu of requiring the authorization of such advancement by the board of directors in specific cases, and that indemnification and advancement of expenses provided by the statute shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement or otherwise.

       The Company's Amended and Restated By-laws and Restated Certificate of Incorporation provide for indemnification of the Company's directors, officers, employees and other agents to the fullest extent not prohibited by the Delaware law.

       The Company has entered into agreements to indemnify its directors and executive officers, in addition to the indemnification provided for in the Company's Amended By-Laws and Restated Certificate of Incorporation. These agreements, among other things, will indemnify the Company's directors and executive officers for all direct and indirect expenses and costs (including, without limitation, all reasonable attorneys' fees and related disbursement, other out of pocket costs and reasonable compensation for time spent by such persons for which they are not otherwise compensated by the Company or any third party) and liabilities of any type whatsoever (including, but not limited to, judgments, fines and settlement fees) actually and reasonably incurred by such person in connection with either the investigation, defense, settlement or appeal of any threatened, pending or completed action suit or other proceeding, including any action by or in the right of the corporation, arising out of such person's services as a director, officer, employee or other agent of the Company, any subsidiary of the Company or any other company or enterprise to which the person provides services at the request of the Company. The Company believes that these provisions and agreements are necessary to attract and retain talented and experienced directors and officers.

     The Company's Restated Certificate of Incorporation is consistent with
Section 102(b)(7) of the Delaware General Corporation Law, which generally permits a corporation to include a provision limiting the personal liability of a director in the corporation's certificate of incorporation. With limitations, this provision eliminates the personal liability of the Company's directors to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. However, this provision does not eliminate director liability: (1) for breaches of duty of loyalty to the Company and its stockholders; (2) for acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) for transactions from which a director derives improper personal benefit; or (4) under Section 174 of the Delaware General Corporation Law ("Section 174"). Section 174 makes directors personally liable for unlawful dividends and stock repurchases or redemptions and expressly sets forth a negligence standard with respect to such liability. While this provision protects the directors from awards for monetary damages for breaches of their duty of care, it does not eliminate their duty of care. The limitations in this provision have no effect on claims arising under the federal securities laws.

     The Company maintains liability insurance for the benefit of its directors and officers.

Item 16. Exhibits.

See Exhibit Index on Page II-5.

Item 17. Undertakings.

     (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions set forth or described in Item 15 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by itself is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Itasca, State of Illinois, this 18th day of July, 1997.

                             FIRST MIDWEST BANCORP, INC.



                             By:  ROBERT P. O'MEARA
                                  -------------------------------------
                                  Robert P. O'Meara
                                  President and Chief Executive Officer



                               POWER OF ATTORNEY

     The undersigned officers and directors of First Midwest Bancorp, Inc., do hereby constitute and appoint Robert P. O'Meara and Donald J. Swistowicz, and either one of them, as their attorneys-in-fact with power and authority to do any and all acts and things and to execute any and all instruments which said attorneys-in-fact, and either one of them, determine may be necessary or advisable or required to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules or regulations or requirements of the Securities and Exchange Commission in connection with this Registration Statement. Without limiting the generality of the foregoing power and authority, the powers granted include the power and authority to sign the names of the undersigned officers and directors in the capacities indicated below to the Registration Statement, to any and all amendments, both pre-effective and post-effective, and supplements to this Registration Statement, and to any and all instruments or documents filed as part of or in conjunction with this Registration Statement or amendments or supplements thereto, and each of the undersigned hereby ratifies and confirms all that said attorneys-in-fact or any of them shall do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on July 18, 1997 by the following persons in the capacities indicated.

                Signature                             Capacity
   ---------------------------------     ----------------------------------


       CLARENCE D. OBERWORTMANN           Chairman of the Board of Directors
   ---------------------------------
       Clarence D. Oberwortmann


         ANDREW B. BARBER                 Vice Chairman of the Board of
   ---------------------------------      Directors
         Andrew B. Barber


         ROBERT P. O'MEARA                President, Principal Executive Officer
   ---------------------------------        and Director
         Robert P. O'Meara


         JOHN M. O'MEARA                  Executive Vice President, Principal
   ---------------------------------        Operating Officer and Director
         John M. O'Meara


         DONALD J. SWISTOWICZ             Executive Vice President, Principal
   ---------------------------------        Financial and Accounting Officer
         Donald J. Swistowicz


         BRUCE S. CHELBERG                Director
   ---------------------------------
         Bruce S. Chelberg

         O. RALPH EDWARDS                 Director
   ------------------------------
         O. Ralph Edwards


                                         Director
   ------------------------------
         Joseph W. England


         THOMAS M. GARVIN                Director
   ------------------------------
         Thomas M. Garvin


         VERNON A. BRUNNER               Director
   ------------------------------
         Vernon A. Brunner


    SISTER NORMA JANSSEN, O.S.F.         Director
   ------------------------------
    Sister Norma Janssen, O.S.F.


       J. STEPHEN VANDERWOUDE            Director
   ------------------------------
       J. Stephen Vanderwoude

                                 EXHIBIT INDEX





                                                                       Sequential
Exhibits                              Description                        Page No.
--------   ----------------------------------------------------------  ----------

    4      Form of Company's Common Stock Certificate                        21

    5      Opinion of Hinshaw & Culbertson regarding legality                23

   23.1    Consent of Ernst & Young LLP                                      24

   23.2    Consent of KPMG Peat Marwick LLP                                  25

   23.3    Consent of Hinshaw & Culbertson (included in Exhibit 5)           23

   24      Power of Attorney (contained on the signature page hereto)        17
